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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             CHARMING SHOPPES, INC.
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             (Exact name of registrant as specified in its charter)


             PENNSYLVANIA                                23-1721355
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)



 450 WINKS LANE, BENSALEM, PENNSYLVANIA                    19020
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(Address of principal executive offices)                 (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. [ ]

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

        Title of each class                      Name of each exchange on which
        to be so registered                      each class is to be registered
        -------------------                      ------------------------------

              Stock                                       Nasdaq
         Purchase Rights

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:



                                      None
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                                (Title of class)


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Item 1.  Description of Registrant's Securities to be Registered.

         The Board of Directors of Charming Shoppes, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $.10 par value, of the Company (the "Common Shares") payable effective immediately upon the close of business on April 26, 1999 (the expiration date of the Company's presently outstanding rights) to shareholders of record at the close of business on April 12, 1999, subject to the right to cancel such dividend and the distribution of the Rights at any time before such date in the event that the rights outstanding under the Company's existing Rights Agreement dated April 27, 1989 are redeemed or are distributed before such date. Each Right will entitle the registered holder to purchase from the Company one three-hundredth of a share of Series A Junior Participating Preferred Stock, or, under certain circumstances, a combination of securities and assets of equivalent value, at a Purchase Price of $20.00 per Common Shares or Right, subject to adjustment. The Purchase Price may be paid in cash or, if the Company permits, by the delivery of Rights under certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent, which is filed as an Exhibit hereto.

         Initially, ownership of the Rights will be evidenced by the Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the "Stock Acquisition Date") or (ii) the close of business on the tenth business day (or such later date as may be fixed by the Board of Directors of the Company before a Person becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares. Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after April 26, 1999 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         The Rights will not be exercisable until the Distribution Date and will expire at the close of business on April 25, 2009, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of


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employee stock options or stock appreciation rights or under any other benefit plan for employees or directors or in connection with the exercise of warrants or the conversion of convertible securities, only Common Shares issued after April 12, 1999 and prior to the Distribution Date will be issued with Rights.

         In the event that at any time following the Distribution Date a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may permit the holders simply to surrender the Rights under certain circumstances in which event they will be entitled to receive Common Shares (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person will be null and void. However, Rights are not exercisable until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $20.00 per Right, each Right not otherwise voided following an event set forth in the preceding paragraph would entitle its holder to purchase $40.00 worth of Common Shares (or other consideration, as noted above) for $20.00. Assuming that the Common Shares had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase four Common Shares with a value of $40.00 for $20.00. Alternatively, the Company could permit the holder to surrender each Right in exchange for one-half of the number of Common Shares (or other consideration, as noted above) otherwise deliverable upon exercise without the payment of any consideration other than the surrender of the Right.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                  The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) if holders of the Common Shares are granted certain


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rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of certain subscription rights or warrants (other than those referred to above and rights or warrants to acquire securities of any person, including any subsidiary of the Company).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a redemption price of $.01 per Right, subject to adjustment. The ten day period may be extended by the Board of Directors so long as the Rights are still redeemable. Under certain circumstances set forth in the Rights Agreement, the decision to redeem will require the concurrence of a majority of the Continuing Directors (as defined below). Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen certain time periods under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.



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         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as an Exhibit to the Company's Current Report on Form 8-K dated April 26, 1999.


Item 2.  Exhibits.

         Exhibit No.                                 Exhibit
         -----------                                 -------

             4 Rights Agreement, dated as of April 26, 1999, between Charming Shoppes, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by herein by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated April 26, 1999).






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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHARMING SHOPPES, INC.



                                         By: /s/ Eric M. Specter
                                            ------------------------------------
                                            Name: Eric M. Specter
                                            Title: Executive Vice President


Dated: April 26, 1999

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                                Index of Exhibits
                                -----------------


              Exhibit No.                           Exhibit
              -----------                           -------

                  4 Rights Agreement, dated as of April 26, 1999, between Charming Shoppes, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by herein by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated April 26,
                                    1999).